FOR IMMEDIATE RELEASE

NEWS RELEASE

CLIFFS NATURAL RESOURCES INC. ISSUES OPEN LETTER TO SHAREHOLDERS

Casablanca's Short-term Agenda is Value Destructive in Current Pricing Environment

Casablanca's Purported "Plan" Clearly Demonstrates Its Lack of Experience in Mining Industry and with Commodity Driven Businesses

Cliffs Board and Management Team Implementing Value-Enhancing Changes To Drive Long-term, Profitable Growth

Recommends Shareholders Vote WHITE Proxy Card Today

CLEVELAND – June 26, 2014 – Cliffs Natural Resources Inc. **(NYSE: CLF)** today issued a letter to shareholders in connection with its upcoming 2014 Annual Meeting of Shareholders scheduled to be held on July 29, 2014.

The Company issued the following letter to all shareholders:

Dear Fellow Cliffs Shareholder,

At Cliffs, our Board and management team have been laser-focused on executing a strategy to enable your Company to succeed in the current iron ore and met coal pricing environment. We maintain an open dialogue with our shareholders and continue to take decisive actions to improve our financial and operating performance across all businesses to enhance shareholder value at Cliffs.

As you know, Cliffs operates in a highly cyclical industry and our share price is closely correlated with the prices of the products we sell. As such, sharp increases and decreases in the pricing for the steelmaking raw materials we sell impacts the volatility of Cliffs' share price. Global iron ore benchmark pricing, one of the main drivers in determining the revenue for our business, has dropped below $100 per ton. As such, Cliffs' share price has followed the downward movement in iron ore pricing. Importantly, the fundamentals supporting our long-term strategy are intact despite the recent cyclical decline in pricing, which is not expected to continue for the longer term. Cliffs' management team is, however, taking the necessary steps to ensure your company can operate efficiently through a cyclical downturn.

During this period of volatility, Cliffs has also been focused on strengthening its balance sheet and taking steps to improve its financial and operating performance across all of its businesses. Your Board and management team understand how to right-size mining

operations to navigate commodity down cycles while preserving upside potential when prices recover. For example, just yesterday Cliffs announced its intention to temporarily idle operations, if market dynamics do not improve, at its Pinnacle coal mine to improve operational effectiveness.

In the current pricing environment, Casablanca's purported "plan" would be significantly value destructive for shareholders. The core tenet of Casablanca's "plan" seems to be to sell assets – at the trough of the cycle. This clearly shows that Casablanca lacks a sensible and actionable plan and instead remains focused on personal attacks and financial engineering while Cliffs' Board and new executive leadership are focused on the Company's long-term success.

As an investor, we urge you to protect your investment and support the continued execution of Cliffs' disciplined strategy to drive long-term value for all shareholders as opposed to the potentially value-destroying short-term agenda of a single shareholder with no mining or commodity driven company experience looking to establish a reputation as an "activist" investor.

THE TRUTH ABOUT CASABLANCA'S "PLAN"

Casablanca's purported "plan" ignores two basic facts: 1) the time to sell valuable assets is not at the bottom of a commodity cycle, and 2) a strong balance sheet is important to weather commodity cycles. Furthermore, Casablanca has not articulated a plan for Cliffs to operate in an environment with iron ore prices below $100 per ton.

Casablanca Proposal: Divest non-core assets and exit international operations

Why It Is Value-Destructive: Casablanca is effectively calling for a "fire-sale" of assets at the bottom of a commodity cycle. Liquidation in today's iron ore and met coal pricing environment is not a strategy, and investors should be aware that Casablanca's proposals will forego significant value over time as prices recover. The better course is to optimize the assets in our portfolio, instead of disposing of them and causing significant value degradation.

The divestiture of Asia Pacific in particular would eliminate one of Cliffs' strongest earnings and cash flow generating businesses during a volatile pricing environment. There are also potentially significant adverse credit implications of such a move that could limit Cliffs' financial flexibility and liquidity. Furthermore, the divestiture of Cliffs' infrastructure assets makes no strategic sense, as these assets are crucial to the success of any mining company. Experienced mining executives know that rail/port infrastructure assets are to be desired, not discarded. Conversely, Cliffs' Board and management team remain focused on navigating through the difficult iron ore and met coal pricing environment and preserving upside potential for when prices recover.

Casablanca Proposal: Double the dividend

Why It Is Irresponsible: Proposing to double Cliffs' dividend as iron ore and met coal prices fall is an example of Casablanca's short sightedness and unfamiliarity with cyclical mining businesses. Cliffs' Board and management team believe a strong balance sheet is required to weather commodity cycles. We regularly evaluate Cliffs' return of capital policy and dividend in the context of servicing our existing debt, funding our operations and selectively

investing in growth initiatives throughout the commodity cycle all within the context of maintaining a strong balance sheet, sustainable liquidity and an investment-grade profile.

Casablanca's proposal is unsustainable and puts the Company's operations and long-term viability at risk. Our assets require conservative financial management, which is why we use balance sheet liquidity to maintain strategic stability during periods when pricing is under pressure. The strength of our balance sheet is paramount in today's economic environment.

Casablanca Proposal: Convert U.S. assets into a Master Limited Partnership (MLP) or sell the Company

Why It Is Shortsighted: Casablanca's proposed conversion of Cliffs' U.S. assets into an MLP isn't the panacea Casablanca suggests it to be and is another example of Casablanca's overly simplistic proposals. Our Board and management team have been studying – since long before Casablanca's recent investment – and continue to study the feasibility of a potential MLP structure with its advisors. The specific characteristics of the Company's U.S. iron ore business involve complex tax and structural components that require careful consideration before deciding to proceed.

With regard to a sale, we know our industry well, and our Board is committed to fulfilling its fiduciary duties. Selling mining assets at the bottom of a commodity cycle is not the way to maximize long-term shareholder value.

CASABLANCA'S ILL-ADVISED "STRATEGIES" ARE NOT SURPRISING GIVEN ITS LACK OF EXPERIENCE WITH MINING AND COMMODITY DRIVEN COMPANIES

Casablanca's purported "plan" demonstrates its clear lack of experience and understanding of Cliffs and the mining industry in general.

Casablanca has also proposed a new CEO who has never led a mining organization or any organization as large and diverse as Cliffs. Lourenco Goncalves, who Casablanca is proposing as a new CEO for Cliffs, has no meaningful experience managing large-scale, long-lived mining assets in complex ore bodies or operating global assets in multiple geographies. Mr. Goncalves' metals industry experience has largely been with processing and distribution businesses with low fixed cost structures, limited commodity price exposure and low capital intensity.

Under Mr. Goncalves' watch in his last position as a CEO of a publicly traded company, Metals USA significantly underperformed its peers, eventually leading to the sale of the company at a discount to its IPO price.

It is clear that Casablanca's nomination of Mr. Goncalves underscores its lack of understanding of the mining business and its lack of a track record in activist investing. If Casablanca elects a majority of your Board, they will replace Gary Halverson as CEO, who has garnered significant shareholder support as a result of setting a new strategic direction for Cliffs and making significant progress, with their proposed CEO, Mr. Goncalves, who is not equipped to run Cliffs and has no strategy to operate the Company in the volatile pricing environment that exists today. Now is not the time to hand the Cliffs Board over to an unproven activist investor and a metals distribution executive without any mining experience. Cliffs needs a steady hand at the helm, which the Board found in Mr. Halverson, to navigate this volatile industry environment.

YOUR CURRENT BOARD AND MANAGEMENT TEAM ARE EXPERIENCED IN MANAGING THROUGH COMMODITY CYCLES

Your Board and Management team have years of industry and commodity experience, and have a plan in place to address the pricing environment and position Cliffs for the long-term. We began implementing Cliffs' new strategic direction in July 2013, well before Casablanca purchased a single share of Cliffs. This decisive action fundamentally shifted the strategic, operational and financial direction of the Company, in keeping with the Board's active approach in overseeing Cliffs' strategy and its execution.

Our new CEO, Mr. Halverson has more than 30 years of experience managing international large-scale, long-lived mining operations through many commodities cycles and understands the importance of a strong balance sheet in weathering these conditions.

Cliffs' Board and the new management team, led by Mr. Halverson, have gone back to basics by taking the necessary actions to stabilize our Company in the current pricing environment, including:

- Reined in capital spending by reducing our 2014 capital expenditures by 64% year over year
- Halted development of the Company's chromite project
- Idled loss-making Wabush mine
- Delayed Phase II expansion of Bloom Lake and launched a process to pursue strategic alternatives for the asset
- Announced intention to temporarily idle operations at the Pinnacle mine to improve operational and cost performance at the mine in light of current market conditions
- Cut operating costs at every business segment by instituting operating discipline and improved processes; and
- Slashed overhead and reorganized the Company to remove layers of management, cut costs, accelerate decision making and change the corporate culture to focus on capital efficiency and returns-based investing.

These actions have resulted in a Company better positioned to navigate current iron ore and met coal market conditions.

BY SUPPORTING CLIFFS NOMINEES, YOU WILL BE VOTING FOR A BOARD WITH INDEPENDENT AND FRESH PERSPECTIVE

Cliffs recognizes the value of shareholder representation on the Board, and has previously announced that two of Cliffs directors, Susan M. Cunningham and Andrés R. Gluski, do not intend to stand for re-election at the Annual Meeting, providing Casablanca with at least two Board seats.

If you support all of Cliffs nominees, Casablanca will still have at least two seats on our Board as a result of the effect of cumulative voting. We strongly believe this Board composition will bring the independent and forward-looking perspective needed to continue to drive change at Cliffs.

CLIFFS' BOARD – FRESH PERSPECTIVE & AGENTS OF CHANGE


CLIFFS' BOARD COMPOSITION
APPOINTED LAST YEAR
CASABLANCA NOMINEES
ADDITIONAL CLIFFS DIRECTORS
If all Cliffs' director nominees are elected at the annual meeting...
• 6/11 directors (55%) will be new, having been elected in 2013 or later
• 10/11 directors (91%) will be independent
Denotes director elected in 2013 or later

By supporting any of Casablanca's nominees, you risk handing over the Cliffs Board to a hedge fund with no mining or commodity experience looking to strip the Company's assets at the expense of long-term value.

VOTE THE WHITE PROXY CARD TODAY

Your vote is extremely important, no matter how many or how few shares you own. We urge investors to support your current Board, which continues to implement a plan designed to enhance value at Cliffs for all shareholders over the long-term, rather than support the potentially value-destructive short-term agenda of a single minority shareholder.

The Cliffs Board recommends shareholders vote today by telephone, by Internet, or by signing and dating the enclosed **WHITE** proxy card to vote "**FOR ALL**" of the Company's nine highly qualified and experienced director nominees with expertise in leading mining, steel, basic materials, engineering and natural resources businesses: Gary B. Halverson, Barry J. Eldridge, Mark E. Gaumond, Susan M. Green, Janice K. Henry, Stephen M. Johnson, James F. Kirsch, Richard K. Riederer and Timothy W. Sullivan.

If you have any questions on cumulative voting or need assistance voting your shares, please contact D.F. King & Co., Inc., which is assisting us in connection with this year's Annual Meeting, at (800) 487−4870. For additional information on the Annual Meeting, we encourage you to also visit www.cliffsnr.com/annualmeeting.

On behalf of the Board, we thank you for your continued support of Cliffs.

Sincerely,

Cliffs' Board of Directors

J.P. Morgan and Bank of America Merrill Lynch are acting as financial advisors to the Company and Wachtell, Lipton, Rosen & Katz and Jones Day are acting as legal counsel.

About Cliffs Natural Resources Inc.

Cliffs Natural Resources Inc. is an international mining and natural resources company. The Company is a major global iron ore producer and a significant producer of high-and low-volatile metallurgical coal. Cliffs' strategy is to continually achieve greater scale and diversification in the mining industry through a focus on serving the world's largest and fastest growing steel markets. Driven by the core values of social, environmental and capital stewardship, Cliffs associates across the globe endeavor to provide all stakeholders operating and financial transparency.

The Company is organized through a global commercial group responsible for sales and delivery of Cliffs' products and a global operations group responsible for the production of the minerals the Company markets. Cliffs operates iron ore and coal mines in North America and an iron ore mining complex in Western Australia.

News releases and other information on the Company are available on the Internet at: http://www.cliffsnaturalresources.com

Follow Cliffs on Twitter at: http://twitter.com/CliffsNR.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties relating to Cliffs' operations and business environment that are difficult to predict and may be beyond Cliffs' control. Such uncertainties and factors may cause actual results to differ materially from those expressed or implied by forward-looking statements for a variety of reasons including without limitation: trends affecting our financial condition, results of operations or future prospects, particularly the continued volatility of iron ore and coal prices; our actual levels of capital spending; uncertainty or weaknesses in global economic conditions, including downward pressure on prices, reduced market demand and any slowing of the economic growth rate in China; a currently pending proxy contest and any other actions of activist shareholders; our ability to successfully integrate acquired companies into our operations and achieve post-acquisition synergies, including without limitation, Cliffs Quebec Iron Mining Limited (formerly Consolidated Thompson Iron Mining Limited); our ability to successfully identify and consummate any strategic investments and complete planned divestitures; the outcome of any contractual disputes with our customers, joint venture partners or significant energy, material or service providers or any other litigation or arbitration; the ability of our customers and joint venture partners to meet their obligations to us on a timely basis or at all; our ability to reach agreement with our iron ore customers regarding any modifications to sales contract provisions; the impact of price-adjustment factors on our sales contracts; changes in sales volume or mix; our actual economic iron ore and coal reserves

or reductions in current mineral estimates, including whether any mineralized material qualifies as a reserve; the impact of our customers using other methods to produce steel or reducing their steel production; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; the results of prefeasibility and feasibility studies in relation to projects; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes; our ability to cost-effectively achieve planned production rates or levels; uncertainties associated with natural disasters, weather conditions, unanticipated geological conditions, supply or price of energy, equipment failures and other unexpected events; adverse changes in currency values, currency exchange rates, interest rates and tax laws; availability of capital and our ability to maintain adequate liquidity and successfully implement our financing plans; our ability to maintain appropriate relations with unions and employees and enter into or renew collective bargaining agreements on satisfactory terms; risks related to international operations; availability of capital equipment and component parts; the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; problems or uncertainties with productivity, tons mined, transportation, mine-closure obligations, environmental liabilities, employee-benefit costs and other risks of the mining industry; and other factors and risks that are set forth in the Company's most recently filed reports with the U.S. Securities and Exchange Commission (the "SEC"). The information contained herein speaks as of the date of this letter and may be superseded by subsequent events. Except as may be required by applicable securities laws, we do not undertake any obligation to revise or update any forward-looking statements contained in this letter.

Important Additional Information

Cliffs, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from Cliffs' shareholders in connection with the matters to be considered at Cliffs' 2014 Annual Meeting. Cliffs filed a definitive proxy statement with the SEC on June 10, 2014 in connection with any such solicitation of proxies from Cliffs' shareholders. CLIFFS' SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Cliffs' directors and executive officers in Cliffs' shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Cliffs' 2014 Annual Meeting. Information can also be found in Cliffs' Annual Report on Form 10-K for the year ended Dec. 31, 2013, filed with the SEC on Feb. 14, 2014, as amended and filed with the SEC on April 30, 2014, and Cliffs' definitive proxy statement on Schedule 14A, filed with the SEC on June 10, 2014. Shareholders will be able to obtain the proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by Cliffs with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Cliffs' website at www.cliffsnr.com or by contacting James Graham, Vice President, Chief Legal Officer & Secretary at (216) 694-5504. Shareholders may also contact D.F. King & Co., Inc., Cliffs' proxy solicitor, toll-free at (800) 487-4870 or by email at cliffs@dfking.com.

Contacts:

Investors
Jessica Moran
Director, Investor Relations
(216) 694-6532

Jordan Kovler
D.F. King & Co., Inc.
(212) 493-6990

Media
Patricia Persico
Director, Global Communications
(216) 694-5316

Joele Frank, Meaghan Repko or Andrea Rose
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449